August 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: MSD Investment Corp.

File No. 812-15215

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of MSD Investment Corp. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following:

1.

A copy of the joint fidelity bond covering the Company and MSD Partners, L.P. fidelity bond (the “Bond”), which includes a statement as to the period for which premiums have been paid (attached as Exhibit A).

2.

A Certificate of the Secretary of the Company containing the resolutions of the Board of Directors, including a majority of the directors who are not “interested persons” of the Company as defined under Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Bond (attached as Exhibit B)

3.	A copy of the Agreement Regarding the Allocation of Fidelity Bond Recoveries by and among the Company and MSD Partners, L.P. on behalf of the named insureds (attached as Exhibit C).

If you have any questions, please do not hesitate to call me at (212) 303-1654.

Sincerely,

/s/ Saritha Reddy
Saritha Reddy Chief Compliance Officer and Secretary

EXHIBIT A

301 E. Fourth St., Cincinnati, OH 45202

Your Great American Insurance Policy®

GREAT AMERICAN INSURANCE GROUP | Fidelity / Crime

25 Fidelity / Crime 1995 2020

0790FIC (01/20) © 2020 Great American Insurance Company

800-545-4269

GAIG.com

301 E. Fourth St., Cincinnati, OH 45202 Your Great American Insurance Policy® 0790FIC (01/20) © 2020 Great American Insurance Company 800-545-4269 GAIG.com

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IMPORTANT NOTICE

FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department

Great American Insurance Group

Five Waterside Crossing

Windsor, CT 06095

(860) 298-7330

(860) 688-8188 fax

CrimeClaims@gaig.com

SDM 683 (Ed. 08/14)

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TSB 5062b (Ed. 10 87)

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Bond No.           FS 0629165 10 00

Great American Insurance Company

(Herein called Underwriter)

Declarations

Item 1.	Name of Insured (herein called Insured):

MSD Partners, L.P.

Principal Address:

One Vanderbilt Avenue, 26th Floor
New York, NY 10017

Item 2.	Bond Period: from 12:01 a.m. on 06/11/2022 to 12:01 a.m. on 06/11/2023 standard time.
(month, day, year) (month, day, year)
Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $ 20,000,000

Item 4.	Subject to sections 4 and 11 hereof,
the Single Loss Limit of Liability is $ 10,000,000
and the single Loss Deductible is $ 100,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

Amount applicable to:

	Single Loss Limit of Liability		Single Loss Deductible
Insuring Agreement (D) -
Forgery Or Alteration		$10,000,000		$100,000
Insuring Agreement (E) -
Securities		$10,000,000		$100,000
Coverage on Partners	$	Not Covered	$	N/A
Optional Insuring Agreements and Coverages:
Audit Expense		$50,000		$0
Computer Systems Fraud		$10,000,000		$100,000
Destruction of Data or Programs by Hacker		$10,000,000		$100,000
Destruction of Data or Programs by Virus		$10,000,000		$100,000

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ERISA Dishonesty Coverage	$10,000,000	$100,000
Facsimile Signatures	$10,000,000	$100,000
Fraudulent Transfer Instructions	$10,000,000	$100,000
Investigative Claims Expense	$50,000	$0
Unauthorized Signatures	$1,000,000	$100,000
Counterfeit Currency	$10,000,000	$0

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other references thereto in this bond shall be deemed to be deleted therefrom.

Item 5.	The liability of the Underwriter is subject to the terms of the riders attached hereto and listed on See Form FI 88 01 (10/11).

Item 6.

The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)

FS 0629165 09

such termination or cancelation to be effective as of the time this bond becomes effective.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

Fidelity

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

On Premises

(B) (1)	Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

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while the Property is lodged or deposited within offices or premises located anywhere.

(2)	Loss of or damage to

(a)

furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)

such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.

In Transit

(C)

Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and

(ii)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

Forgery Or Alteration

(D)	Loss resulting directly from

(1)

Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,

(2)

transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

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A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Securities

(E)	Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)

bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) or (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Currency

(F)

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

Nominees

A.

Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

Additional Offices Or Employees - Consolidation,

Merger Or Purchase Of Assets -Notice

B.

If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

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If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(1)	has occurred or will occur in offices or premises, or

(2)	has been caused or will be caused by an employee or employees of such institution, or

(3)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

Change Of Control - Notice

C.	When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting-stock ownership. A change in ownership of voting-stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

Representation Of Insured

D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the recession of this bond.

Joint Insured

E.

If two or more Insureds are covered under this bond, the first Named Insured shall act for all Insureds. Payment by the Underwriter to the first Named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first Named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first Named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

Notice Of Legal Proceedings

Against Insured - Election To Defend

F.

The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

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The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5. of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5. of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5., the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

Definitions

Section 1. As used in this bond:

(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)	Employee means

(1)

a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

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(3)

a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)

each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

(6)	a Partner of the Insured, unless not covered as stated in Item 4. of the Declarations.

(f)

Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)	Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)

as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i)

the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii)

the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects limited partners the value of such limited partners(‘) investment in the Insured.

(h)

Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

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(i)

Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k)

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)	Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

(n)	Partner means a natural person who

(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1.(e)(1) of the bond) of the Insured.

(o)

Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

(p)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:

(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledgee;

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(4)

a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.

(q)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s)

Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

Exclusions

Section 2. This bond does not cover:

(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)

loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)

loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)

loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

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(f)	loss resulting from any violation by the Insured or by any Employee

(1)

of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)

of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)

loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)

loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)

loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A).

(j)

damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer bank communication terminals, or similar electronic terminals of electronic funds transfer systems.

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)

loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

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(n)

loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)

loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while

(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)	indirect or consequential loss of any nature;

(w)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x)

loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)

loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

TSB 50 62b (Ed. 10/87)	(Page 11 of 16)

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(aa)

loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Discovery

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit Of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2. of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3. of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)

The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F., resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)

any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

TSB 50 62b (Ed. 10/87)	(Page 12 of 16)

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(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)

If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the Named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

TSB 50 62b (Ed. 10/87)	(Page 13 of 16)

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Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement(A).

ASSIGNMENT - SUBROGATION - RECOVERY

Section 7.

(a)

In the event of payment, under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)

Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e)

The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

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LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4. of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4., exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:

(a)	60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or

(b)	immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or

(c)	immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or

(d)	immediately upon the taking over of the Insured by another institution, or

(e)	immediately upon exhaustion of the Aggregate Limit of Liability, or

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(f)	immediately upon expiration of the Bond Period as set forth in Item 2. of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations page.

TSB 50 62b (Ed. 10/87)	(Page 16 of 16)

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FI 88 01 (Ed. 10 11)

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
TSB5062b	10-87		Financial Institution Bond No. 14

SR5907a	11-88		Insuring Agreement G Rider - Facsimile Signatures

SR5967e	10-87		Central Handling Of Securities

SR6180d	07-09		New York Statutory Rider/Endorsement

SR6196	12-93		Computer Systems Fraud Insuring Agreement

SR6332	07-17		Rider

SR6338	10-17		ERISA Amendatory Rider

SR6339	10-17		ERISA Fraud Or Dishonesty

SRF9808	08-95		Rider - Include Personal Accounts of Specified Persons	1

SRF9808	08-95		Rider - Named Insured and Omnibus Wording	2

SRF9808	08-95		Rider - Amend Computer System Fraud Insuring Agreement	3

SRF9808	08-95		Rider - Confidential Information and Data Breach	4

SRF9808	08-95		Rider - Revision to Insuring Agreement A	5

SRF9808	08-95		Rider - Unauthorized Signatures	6

SRF9808	08-95		Rider - Counterfeit Currency Revision	7

SRF9808	08-95		Rider - Amended Fraudulent Transfer Instructions Insuring Agreement	8

SRF9808	08-95		Rider - Amended Definition of Employee	9

FI7344	08-15		General Rider - Exclude All Non-Fungible Tokens	10

FI7305	08-15		Revision Of Section 3. Discovery	11

FI7308	08-15		Revision To Representation Of Insured	12

FI7315	08-15		Revision To Section 5. Notice/Proof - Legal Proceedings Against Underwriter	13

FI7317	08-15		Revision To Deductible Amount - Loss Reporting Threshold	14

FI7318	08-15		Revision To Termination Or Cancelation - Prior Acts	15

FI7319	08-15		Investigative Claims Expense	16

FI7322	01-18		Amended Definition Of Computer System	17

FI7328	08-15		Erisa Rider	18

FI 88 01 (Ed. 10/11)	(Page 1 of 2)

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Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7333	08-15		Revision To Termination Or Cancelation - By Us	19

FI7336	08-15		Revision To Section 6. Valuation, Securities	20

FI7343	08-15		Joint Insured List	21

FI7357	08-16		Computer Hacker Rider	22

FI7358	08-16		Computer Virus Rider	23

FI7601	08-15		Amended Uncertificated Securities	24

FI7604	08-15		Revision To Section 2. Exclusion (J) Rico	25

FI7605	08-15		Revision To Other Insurance Or Indemnity - Deductible Amount	26

FI7606	08-15		Audit Expense Rider	27

FI7607	08-15		Automatic Coverage For Certain Acquisitions	28

FI7340	08-15		Economic And Trade Sanctions Clause

FI7341	04-17		In-Witness Clause

IL7429	10-21		New York - Global Sanction Endorsement
* If not at inception

FI 88 01 (Ed. 10/11)	(Page 2 of 2)

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SR 5907a (Ed. 11 88)

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,

No. FS 0629165 10 00

In favor of MSD Partners, L.P.

It is agreed that:

1.	The attached bond is hereby amended by adding an additional Insuring Agreement as follows:

“(G)

Loss resulting directly from the fact that an Issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured’s mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured’s having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

(a)	such facsimile signature is used on a document

(1)

as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2)

as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

(b)

the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

(c)	this Insuring Agreement (G) shall not apply to any Certificated Securities which are Counterfeit.”

2.	Sub-sections (a) and (e) of Section 2 of the attached bond shall not apply to Insuring Agreement (G).

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

INSURING AGREEMENT (G) RIDER

For use with Financial Institution Bond, Standard Form No. 14, when issued to an eligible Insured to add Insuring Agreement (G) to permit the use of facsimile signatures as the signature to an assignment or to a power of substitution.

Revised to November, 1988
SR 5907a (Ed. 11/88)	(Page 1 of 1)

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SR 5967e (Ed. 10 87)

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

No. FS 0629165 10 00

In favor of MSD Partners, L.P.

It is agreed that:

1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

SCHEDULE

Depository	Location Covered
All Depositories Utilized by the Insured

2.

Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3.

The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign its rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.

If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in Part 3. above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

Accepted:

CENTRAL HANDLING OF SECURITIES

For use with Financial Institution Bonds, Standard Forms Nos. 14, 24 and 25 to schedule the premises of depositories.

Revised October, 1987
SR 5967e (Ed. 10/87)	(Page 1 of 1)

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SR 6180d (Ed. 07/09)

RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond Standard Form No. 14,

No. FS 0629165 10 00

In favor of MSD Partners, L.P.

It is agreed that:

1.	Part (a) of the section entitled “Termination or Cancelation” of this Bond/Policy is deleted and cancelation of this Bond/Policy by the Underwriter/Company is subject to the following provisions:

a.

If this Bond/Policy has been in effect for 60 days or less, the underwriter/company may cancel this Bond/Policy by mailing or delivering to the first Named Insured written notice of cancelation at least:

(1)	20 days before the effective date of cancelation if the underwriter/company cancels for any reason not included in paragraph (2) below.

(2)	15 days before the effective date of cancelation if the underwriter/company cancels for any of the following reasons:

(i)	nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due;

(ii)	conviction of a crime arising out of acts increasing the hazard insured against;

(iii)	discovery of fraud or material misrepresentation in the obtaining of the Bond/Policy or in the presentation of a claim;

(iv)

after issuance of the Bond/Policy or after the last renewal date, discovery of an act or omission, or a violation of a Bond/Policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current Bond/Policy period;

(v)

material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the Bond/Policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the Bond/Policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the Bond/Policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the Bond/Policy was issued or last renewed;

(vi)

required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

(vii)	a determination by the Superintendent that the continuation of the Bond/Policy would violate, or would place us in violation of, any provision of the Insurance Code; or

Copyright, The Surety and Fidelity Association of America, 2009

SR 6180d (Ed. 07/09)	(Page 1 of 3)

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(viii)

where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the Insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first Named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter/company will simultaneously send a copy of the cancelation notice to the Insurance Department.

b.

If this Bond/Policy has been in effect for more than 60 days, or if this Bond/Policy is a renewal or continuation of a Bond/Policy the underwriter/company issued, the underwriter/company may cancel only for any of the reasons listed in paragraph 2. above, provided the underwriter/company mails the first Named Insured written notice at least 15 days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due.

c.	The underwriter/company will mail or deliver notice, including the reason for cancelation, to the first Named Insured at the address shown in the Bond/Policy and to the authorized agent or broker.

d.

If this Bond/Policy is canceled, the underwriter/company will send the first Named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first Named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter/company has not made or offered a refund.

e.

If one of the reasons for cancelation in paragraph a.(2) exists, the underwriter/company may cancel this entire Bond/Policy, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this Bond/Policy.

2.	Renewal or nonrenewal of this Bond/Policy by the Underwriter/Company is subject to the following provisions:

a.	If the underwriter/company decides not to renew this Bond/Policy, it will send notice as provided in paragraph c. below.

b.

If the underwriter/company conditionally renews this Bond/Policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below.

c.

If the underwriter/company decides not to renew this Bond/Policy, or to conditionally renew this Bond/Policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first Named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the Bond/Policy or, the anniversary date if this is a continuous Bond/Policy.

d.

Notice will be mailed or delivered to the first Named Insured at the address shown in the Bond/Policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

e.

Notice will include the availability of loss information and the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

f.	If the underwriter/company violates the provisions of paragraph c. above by sending the first Named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

Revised to July, 2009

Copyright, The Surety and Fidelity Association of America, 2009

SR 6180d (Ed. 07/09)	(Page 2 of 3)

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(1)

prior to the expiration date of the Bond/Policy, coverage will remain in effect at the same terms and conditions of this Bond/Policy at the lower of the current rates or the prior period’s rates until 60 days after such notice is mailed or delivered, unless the first Named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the Insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

(2)

on or after the expiration date of this Bond/Policy, coverage will remain in effect at the same terms and conditions of this Bond/Policy for another required Bond/Policy period, at the lower of the current rates or the prior period’s rates, unless the first Named Insured, during this additional required Bond/Policy period, has replaced the coverage or elects to cancel.

g.

The underwriter/company need not send notice of nonrenewal or conditional renewal if the first Named Insured, its authorized agent or broker or another insurer of the first Named Insured mails or delivers notice that the Bond/Policy has been replaced or is no longer desired.

New York Statutory Rider/Endorsement

For use with Financial Institution Bonds, Standard Forms

Nos. 14, 15, 24 and 25, and Excess Bank Employee Dishonesty

Bond, Standard Form No. 28, and Computer Crime Policy for

Financial Institutions to comply with statutory requirements.

Revised to July, 2009

Copyright, The Surety and Fidelity Association of America, 2009

SR 6180d (Ed. 07/09)	(Page 3 of 3)

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SR 6196 (Ed. 12 93)

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,

No. FS 0629165 10 00 in favor of MSD Partners, L.P.

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by the General Agreement B of this bond;

provided that the entry or change causes

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)	Computer System means

(1)	computers with related peripheral components, including storage components wherever located,

(2)	systems and applications software,

(3)	terminal devices, and

Adopted December, 1993

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(4)	related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C)

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A)

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B)

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)	loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown or electronic data processing media, or

(3)	error or omission in programming or processing;

(D)

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who has authorized access to the customer’s authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.

SINGLE LOSS LIMIT OF LIABILITY

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3.	The exclusion below, as found in the attached bond, does not apply to the Computer System Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A)”;

4.	This rider shall become effective as of 12:01 a.m. on 06/11/2022.

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

Adopted December, 1993

SR 6196 (Ed. 12/93)	(Page 2 of 2)

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SR 6332 (Ed. 07/17)

RIDER

To be attached to and form part of Financial Institution Bond Standard Form No. 14

No. FS 0629165 10 00

in favor of MSD Partners, L.P.

It is agreed that:

1.	Exclusion (cc) is deleted in its entirety and replaced with the following:

(cc)

loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply:

(1)

to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained; or

(2)

to loss caused by an Employee of an Insured that is located in New York who was convicted of a fraudulent or dishonest act prior to becoming employed by the Insured and the Insured made a determination to hire or retain such Employee utilizing the factors set out in Correction Law Article 23-A.

2.	The third paragraph of the Termination or Cancelation Condition is deleted in its entirety and replaced with the following:

This bond terminates as to any Employee, (a) as soon as any Insured, or any director or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person. Provided, however, this paragraph does not apply as to an Employee of an Insured that is located in New York if: (a) The dishonest act was committed by that Employee prior to becoming employed by the Insured, (b) the dishonest act resulted in a conviction; and (c) the Insured made a determination to hire or retain the Employee utilizing the factors set out in Correction Law Article 23-A.

3.	This Rider does not apply to an Employee or loss caused by such Employee for whom there is a bar to employment established by law and the Insured has hired the Employee despite the bar.

NEW YORK STATUTORY RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NO. 14,

TO COMPLY WITH STATUTORY REQUIREMENTS.

ADOPTED JULY 2017

© The Surety & Fidelity Association of America, 2017

SR 6332 (Ed. 07/17)	(Page 1 of 1)

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SR 6338 (Ed. 10/17)

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

No. FS 0629165 10 00

in favor of MSD Partners, L.P.

It is agreed that:

1.	The INSURED’S ERISA PLANS General Agreement is deleted.

ERISA AMENDATORY RIDER

FOR USE WITH FINANCIAL INSTITUTION BONDS,

STANDARD FORMS NOS. 14, 15, 24 AND 25

REVISED TO OCTOBER 2017

© The Surety & Fidelity Association of America, 2017

SR 6338 (Ed. 10/17)	(Page 1 of 1)

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SR 6339 (Ed. 10/17)

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14

No. FS 0629165 10 00

in favor of MSD Partners, L.P.

It is agreed that:

1.	The bond is amended by adding an additional Insuring Agreement as follows:

ERISA FRAUD OR DISHONESTY

Loss incurred by an Employee Benefit Plan named in this bond resulting directly from Fraud or Dishonesty committed by a Covered Person. Coverage afforded by this Insuring Agreement extends only to Employee Benefit Plans named in this bond, and does not extend to Insureds that are not Employee Benefit Plans.

2.	For the purposes of the ERISA Fraud or Dishonesty Insuring Agreement, the following definitions are added:

a.	Covered Person means any natural person who is

i.	A trustee, officer, employee, administrator or manager, except an administrator or manager who is an independent contractor, of any Employee Benefit Plan insured under this Insuring Agreement; or

ii.	A director, officer, employee or trustee of a named Insured, but only while that person is handling funds or property of an Employee Benefit Plan insured under this Insuring Agreement;

but does not include any agent, broker, person leased to the Insured or the Employee Benefit Plan by a labor leasing firm, factor, commission merchant, consignee, independent contractor or representative of the same general character.

b.

Employee Benefit Plan(s) means any welfare or pension benefit plan the majority of whose beneficiaries are Employees or former Employees of the Insured, listed in the Declarations as an Insured and subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

c.

Fraud or Dishonesty means larceny, theft, embezzlement, forgery, misappropriation, wrongful abstraction, wrongful conversion or willful misapplication, or any other fraudulent or dishonest act, including acts prohibited by title 18, section 1954 of the U.S. Code.

d.	Occurrence means all loss or losses caused by, or involving, any one Covered Person, acting alone or in collusion with others.

3.	For the purposes of this Insuring Agreement only, Exclusions (a), (d), (e), (g), (h), (i), (k), (I), (m), (n), (o), (p), (q), (r), (bb) and (cc) are deleted and the following exclusions are added:

a.

loss resulting from the dishonest or fraudulent acts of a Covered Person if the Insured, or any employee, trustee, fiduciary or plan administrator of an Insured Employee Benefit Plan who is not in collusion with such Covered Person, knows or knew prior to such loss of any prior dishonest or fraudulent act committed by such person, whether in the employment of the Insured or any Insured Employee Benefit Plan or otherwise, whether or not of the type covered under this bond and without regard to whether the knowledge was obtained before or after the commencement of this bond.

© The Surety & Fidelity Association of America, 2017

SR 6339 (Ed. 10/17)	(Page 1 of 3)

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b.	loss resulting from the negligence of a Covered Person.

c.

loss resulting from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal information, personally identifiable information, customer lists and intellectual property; provided however that this exclusion will not apply to loss that is otherwise covered under this bond, caused by a Covered Person’s access to, use of, or disclosure of confidential information to commit acts of Fraud or Dishonesty.

4.

For the purposes of this Insuring Agreement only, the ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE General Agreement is deleted and replaced with the following:

If through consolidation or merger with, or purchase or acquisition of assets or liabilities of, some other entity any additional persons become Covered Persons:

a.

The Insured must give the Underwriter written notice and obtain its written consent to extend this bond to such additional Covered Persons. The Underwriter may condition its consent upon payment of an additional premium; but

b.

For the first 60 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, any insurance afforded for Covered Persons also applies to these additional Covered Persons for acts committed or events occurring within said 60 day period.

5.	For the purposes of this Insuring Agreement only, the INSURED’S ERISA PLANS General Agreement is deleted and replaced with the following:

EMPLOYEE BENEFIT PLANS

a.

It is the responsibility of the Insured to select a Limit of Insurance for the Insuring Agreement that is sufficient to provide a limit that is at least equal to that required under ERISA if each Employee Benefit Plan were separately insured.

b.	Any payment we make to the Insured for loss sustained by any Employee Benefit Plan will be held by the Insured for the use and benefit of the plan(s) sustaining the loss.

c.	If two or more Employee Benefit Plans are insured under this insurance, any payment we make for loss:

(i)	Sustained by two or more Employee Benefit Plans; or

(ii)	Of commingled Property of two or more Employee Benefit Plans;

that arises out of one Occurrence and cannot be allocated specifically to any one Employee Benefit Plan, is to be shared by each Employee Benefit Plan sustaining loss in the proportion that the limit of insurance required under ERISA for each such Employee Benefit Plan bears to the total of those limits.

d.

Notwithstanding Section 3 of the Conditions and Limitations of this bond, the Underwriter will pay for loss that is sustained by an Insured Employee Benefit Plan prior to the effective date of termination or cancellation of this bond, which is discovered by the Insured within one year following the date of termination or cancellation. However, this extended period to discover loss terminates immediately upon the effective date of any other insurance obtained by the Insured that offers the same coverage afforded by this Insuring Agreement in an amount no less than the minimum amount required under ERISA section 412 and provides coverage for loss sustained prior to its effective date. If this Insuring Agreement is canceled or terminated as to any covered Employee Benefit Plan, this extended period to discover a loss applies separately to that Employee Benefit Plan.

© The Surety & Fidelity Association of America, 2017

SR 6339 (Ed.10/17)	(Page 2 of 3)

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e.

The deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by an Employee Benefit Plan only after that Employee Benefit Plan has received from the Underwriter:

i.	$500,000; or

ii.	$1,000,000, if the employee benefit plan holds “employer securities” within the meaning of section 407(d)(1) of ERISA.

6.	The following Condition is added for the purposes of this Insuring Agreement:

Cancellation as to Any Covered Person

Coverage under this bond is canceled as to any Covered Person:

a.

Immediately upon discovery by any Insured, or by any employee, trustee, fiduciary or plan administrator of an Insured Employee Benefit Plan who is not in collusion with the Covered Person, of any dishonest act committed by that Covered Person whether before or after becoming a Covered Person. Whether such discovery occurs prior to or after commencement of this bond, there is no coverage under the Insuring Agreement for loss or losses resulting from acts committed by that Covered Person after the date of such discovery.

b.

On the date specified in a notice mailed to the Insured. That date will be at least 30 days after the date of mailing. The mailing of notice to the Insured at the last mailing address known to the Underwriter will be sufficient proof of notice. Delivery of notice is the same as mailing.

ERISA FRAUD OR DISHONESTY

FOR USE WITH FINANCIAL INSTITUTION BONDS,

STANDARD FORM NO. 14

REVISED TO OCTOBER, 2017

© The Surety & Fidelity Association of America, 2017

SR 6339 (Ed.10/17)	(Page 3 of 3)

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RIDER NO. 1

To be attached to and form part of Financial Institution Bond Standard Form No. 14

No. FS 0629165 10 00

In favor of MSD Partners, L.P.

Include Personal Accounts of Specified Persons

1.	The following wording is added to Insuring Agreement (D) Forgery or Alteration:

(3)

Each person listed below is an Insured under this Insuring Agreement, but only for loss involving that person’s personal account(s) and subject to the Limit of Insurance shown below. That limit of Insurance is part of, not in addition to, the limit of Insurance for this Insuring Agreement shown in the Declarations.

Name of Person or Position	Limit of Insurance	Deductible
Partner of MSD/MSDC	$150,000	$25,000

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3.	This rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

SRF 9808 (Ed. 08/95)	(Page 1 of 1)

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RIDER NO. 2

To be attached to and form part of Financial Institution Bond Standard Form No. 14

No. FS 0629165 10 00

In favor of MSD Partners, L.P.

Named Insured and Omnibus Wording

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

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And any entity which is subject to control by the Insured by reason of 1) an ownership interest in such entity in excess of 50% or, 2) operation of such entity through voting controls or by written contract, provided that if any such entity becomes subject to such control by the Insured after the effective date of this endorsement, insurance hereunder for such entity is limited to a period of 60days from the time such control begins, unless the company agrees to name such entity as an insured.

Such insurance as is afforded to the Named Insured also applies to any employee benefit plan established solely for personnel of entities insured under this policy.

2.	This rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

F.9808 (Ed. 08/95)	(Page 4 of 4)

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RIDER NO. 3

To be attached to and form part of Financial Institution Bond Standard Form No. 14

No. FS 0629165 10 00

In favor of MSD Partners, L.P.

Amend Computer System Fraud Insuring Agreement

1.	Page 1, Paragraph 1., Line 4 - the words “any Computer System operated by the Insured” is deleted and replaced with the words “any Computer System used by the Insured”.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond, other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

SRF 9808 (Ed. 08/95)	(Page 1 of 1)

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RIDER NO. 4

To be attached to and form part of Financial Institution Bond Standard Form No. 14

No. FS 0629165 10 00

In favor of MSD Partners, L.P.

Confidential Information and Data Breach

1.	Conditions and Limitations, Section 2. Exclusions, is amended to include:

2.	Confidential Information

Loss resulting from:

a. the theft, disappearance, destruction or disclosure of your or another person’s or entity’s confidential or personal information including, but not limited to patent, trade secrets, personal information, processing methods, customer lists, financial information, credit information, intellectual property, health information or any other type of non-public information, provided, however this exclusion shall not apply to loss arising out of the use of such information to support or facilitate the commission of an act otherwise covered by this policy. Furthermore, for the purposes of Computer Systems Fraud Insuring Agreement., confidential information cannot itself be the other property transferred, but a loss otherwise covered under Computer Systems Fraud Insuring Agreement., shall not be excluded by the fact that the confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

b. the use of another person’s or entity’s confidential or personal information including, but not limited to, financial information, credit card information, health information or any other type of non-public information, provided, however this exclusion shall not apply to loss arising out of the use of such information to support or facilitate the commission of an act otherwise covered by this policy.

3.	Data Breach Costs

Loss resulting from fees, costs, fines, penalties and other expenses incurred by you which are related to the access or disclosure of another person’s or entity’s confidential information, and our obligations to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals’ financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in your care, custody or control.

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RIDER NO. 5

To be attached to and form part of Financial Institution Bond Standard Form No. 14

No. FS 0629165 10 00

In favor of MSD Partners, L.P.

Revision to Insuring Agreement A

1.	Insuring Agreement A (Fidelity) is deleted in its entirety, and the following is substituted in lieu thereof:

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(a) to cause the Insured to sustain such loss, or

(b) to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee. However, where the proceeds of a dishonest or fraudulent act committed by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein.

The term “Trading” as used in this Insuring Agreement shall be deemed to mean buying or selling or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like.

The term “Loan” as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(B)

Loss resulting from the malicious destruction of or the malicious damage to property, electronic data or electronic data processing media committed by an employee, where committed alone or in collusion with others, which acts are committed with the intent to cause the Insured to sustain a loss.

As used throughout this Insuring Agreement financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

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2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3.	This rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

F.9808 (Ed. 08/95)	(Page 2 of 2)

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RIDER NO. 6

To be attached to and form part of Financial Institution Bond Standard Form No. 14

No. FS 0629165 10 00

In favor of MSD Partners, L.P.

Unauthorized Signatures

The attached bond is amended by adding as an additional paragraph to Insuring Clause (D), Forgery or Alteration, the following:

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than the person whose name and signature is on file with the Insured as a signatory on such account, shall be deemed to be a Forgery under this Insuring Clause. It shall be a condition precedent to the Insured’s right of recovery under this Coverage that the Insured shall have on the file signatures of all persons who are signatories on such account.

2.	The limit of the Underwriter’s liability for such coverage (Unauthorized Signatures Coverage) shall be stated herein, subject to all the terms of this rider having reference thereto:

Limit of Liability: $1,000,000

Deductible: $100,000

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

4.	This rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

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RIDER NO. 7

To be attached to and form part of Financial Institution Bond Standard Form No. 14

No. FS 0629165 10 00

In favor of MSD Partners, L.P.

Counterfeit Currency Revision

1.	Insuring Agreement (F), Counterfeit Currency is deleted in its entirety and replaced by the following:

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith of any counterfeit money.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3.	This rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time

SRF 9808 (Ed. 08/95)	(Page 1 of 1)

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RIDER NO. 8

To be attached to and form part of Financial Institution Bond Standard Form No. 14

No. FS 0629165 10 00

In favor of MSD Partners, L.P.

Amended Fraudulent Transfer Instructions Insuring Agreement

1.	It is agreed that the following Insuring Agreement is added to the above Bond:

FRAUDULENT TRANSFER INSTRUCTIONS - SOCIAL ENGINEERING

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer’s account, a Customer’s Certificated Securities, or an Insured’s account in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however, that:

(1)	The fraudulent instruction purports, and reasonably appears, to have originated from:

(a)	such Customer;

(b)	an Employee acting on instructions of such Customer;

(c)	another financial institution acting on behalf of such Customer with authority to make such instructions;

(d)	a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or an Employee or by an individual acting in collusion with such person; or

(e)

a person purporting to be an employee of a Vendor that has a pre-existing arrangement or Written agreement to provide goods or services to the Insured or by an individual acting in collusion with such person; provided, however, that such fraudulent instruction shall not include any such instruction transmitted by an actual employee of a vendor who was acting in collusion with any third party in submitting such instruction;

but which instructions were not actually made by a director, officer, partner, member or sole proprietor or Employee of the Insured or by an employee of a Vendor; and

(2)	The sender of the fraudulent instruction verified the instruction with the password, PIN, security question, confirmation of personal information, or other security code of such Customer; and

(3)	The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)	The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)

For any transfer exceeding the amount set forth in item 9 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured’s Written agreement with such Customer or other verification procedure approved in writing by the

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Underwriter; and

(6)

The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN , security question, confirmation of personal information, or other security code of the Customer.

2.

As used in this Rider, Customer means a natural person or entity that has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.	As used in this Rider, Vendor means an entity or natural person that has provided goods or services to the Insured under a genuine pre-existing:

(a)	Written agreement; or

(b)	other arrangement.

Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian or similar entity.

4.

It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

5.	The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement.

(a)

loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, currently has authorized access to such Customer’s password, PIN, security question, confirmation of personal information, or other security code;

(b)	loss as a result of loss of any investment in securities, ownership in any corporation, partnership, real property, or similar instrument (whether or not such investment is genuine);

(c)	loss due to the failure, malfunction, illegitimacy, inappropriateness or inadequacy of any product or service;

(d)

loss as a result of the failure of any party to perform, in whole or in part, under any contract; provided, however, that this exclusion shall not apply to any loss directly or indirectly resulting from the type of fraudulent transfer covered by this Insuring Agreement;

(e)	due to due to any person or party’s use of or acceptance of any credit, debit or charge card or similar card or instrument (whether or not genuine);

(f)	resulting from any gambling, game of chance, lottery or similar game;

(g)	as a result of any actual, alleged or attempted kidnap or extortion or ransom demand; or

(h)	as a result of loss of, or damage to, Money or securities while in the mail or in the custody of any carrier for hire, including, but not limited to, any armored motor vehicle company.

6.	Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

F.9808 (Ed. 08/95)	(Page 2 of 3)

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7.

For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a Single Loss.

8.	The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations.

9.	The amount of any single transfer for which verification via a call back will be required is: $100,000 .

This rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

F.9808 (Ed. 08/95)	(Page 3 of 3)

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RIDER NO. 9

To be attached to and form part of Financial Institution Bond Standard Form No. 14

No. FS 0629165 10 00

In favor of MSD Partners, L.P.

Amended Definition of Employee

It is agreed that:

1.	CONDITIONS AND LIMITATIONS - SECTION 1. DEFINITIONS, is amended by adding the following to the definition of Employee:

Ex-Employees up to 60 days after termination, except if for reasons of fraud or dishonesty;

Temporary Employees;

Non Soliciting Volunteers, Interns and Students;

Consultants retained by the Insured and any Employee of such Consultant while either is performing consulting services for the Insured pursuant to a written contract under the Insured’s supervision, direction, and control at any of the Insured’s offices or premises covered hereunder;

Directors and Trustees while performing acts within the scope of of an Employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Insured;

All employees on leave of absence

Non-Compensated Officers

Students and Interns

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached Bond other than as above stated.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

SRF 9808 (Ed. 08/95)	(Page 1of 1)

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FI 73 44 (Ed. 08/15)

RIDER NO. 10

Exclude All Non-Fungible Tokens

To be attached to and form part of Financial Institution Bond Standard Form No. 14

Bond No. FS 0629165 10 00

In favor of MSD Partners, L.P.

In consideration of the premium charged, it is agreed that the Bond is amended as follows:

1.	This Rider amends Exclusions to include the following:

It is agreed that this Bond does not afford coverage under any of the Insuring Agreements for any loss, damage, claim, occurrence, or suit that arises out of, is in any way related to, or involves, in whole or in part, any Non-Fungible Token. All coverage for Non-Fungible Tokens is excluded from all Insuring Agreements.

2.	Definitions is amended to include:

Non-Fungible Token, also known as “NFT,” means any unique digital identifier connected to any digital ledger technology which may be used to certify authenticity or ownership of anything, including but not limited to any digital, tangible, or intangible item, but cannot be substituted or exchanged for any similar item. However, the definition of Non-Fungible Token does not mean or include Cryptocurrency.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units from one person to another.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

4.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 44 (Ed. 08/15)	(Page 1 of 1)

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FI 73 05 (Ed. 08/15)

RIDER NO. 11

REVISION TO SECTION 3. DISCOVERY

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	Conditions and Limitations - Section 3. Discovery is deleted in its entirety and replaced with the following:

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Risk Management Department and/or the Office of the General Counsel first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Risk Management Department and/or the Office of the General Counsel receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 05 (Ed. 08/15)	(Page 1 of 1)

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FI 73 08 (Ed. 08/15)

RIDER NO. 12

REVISION TO REPRESENTATION OF INSURED

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	The General Agreement entitled Representation of Insured is deleted in its entirety and replaced by the following:

Representation of Insured

No statement made by, or on behalf of, the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the Insured.

However, notwithstanding the above, any intentional misrepresentation, omission, concealment, or any incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 08 (Ed. 08/15)	(Page 1 of 1)

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FI 73 15 (Ed. 08/15)

RIDER NO. 13

REVISION TO SECTION 5. NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	Conditions and Limitations - Section 5. Notice/Proof - Legal Proceedings Against Underwriter, paragraph (a) is deleted in its entirety and replaced by the following:

(a)	At the earliest practicable moment, not to exceed 120 days after discovery of loss the Risk Management Department and/or the Office of the General Counsel shall give the Underwriter notice thereof.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 15 (Ed. 08/15)	(Page 1 of 1)

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FI 73 17 (Ed. 08/15)

RIDER NO. 14

REVISION TO DEDUCTIBLE AMOUNT - LOSS REPORTING THRESHOLD

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	Conditions and Limitations - the Section entitled Deductible Amount, the second paragraph is deleted in its entirety and replaced with the following:

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss which is in excess of $ 50,000. Such loss shall be of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore. Upon the request of the Underwriter, the Insured shall file a brief statement with the Underwriter giving the particulars concerning such loss.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 17 (Ed. 08/15)	(Page 1 of 1)

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FI 73 18 (Ed. 08/15)

RIDER NO. 15

REVISION TO TERMINATION OR CANCELATION - PRIOR ACTS

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.

Conditions and Limitations - the Section entitled Termination or Cancelation, the paragraph beginning “This bond terminates as to any employee...” is deleted in its entirety and replaced by the following:

This bond terminates as to any employee or any partner, officer, or employee of any Electronic Data Processor -

(a)

as soon as the Risk Management Department and/or the Office of the General Counsel, learns of any dishonest or fraudulent act committed by such person involving loss of Money, Securities or other property valued at $ 25,000 or more at any time, whether in the employment by the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or

(b)	15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 18 (Ed. 08/15)	(Page 1 of 1)

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FI 73 19 (Ed. 08/15)

RIDER NO. 16

INVESTIGATIVE CLAIMS EXPENSE

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

In consideration of the premium charged, it is hereby understood and agreed that:

1.	The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

Investigative Claims Expense

The Underwriter shall indemnify the Insured for reasonable expenses incurred by the Insured in establishing the existence and the amount of any direct loss covered by the Insuring Agreements of this bond, in excess of the applicable deductible amount, as stated in Item 4. of the Declarations. The reasonableness of such expenses shall be determined by the Underwriter, and shall not include internal corporate expenses of the Insured, such as employee wages.

2.	Conditions and Limitations - Section 2. Exclusions, is amended as follows:

Exclusion (u) is deleted in its entirety and replaced with the following:

(u)	all fees, costs and expenses incurred by the Insured:

(1)	in establishing the existence of or amount of loss covered under this bond unless specifically covered under this Insuring Agreement, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

3.	The limit of the Underwriter’s liability against such coverage shall be stated herein, subject to all the terms or this Rider having reference thereto:

Limit of Liability:	$50,000

Deductible:	$ 0

4.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

5.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 19 (Ed. 08/15)	(Page 1 of 1)

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FI 73 22 (Ed. 01/18)

RIDER NO. 17

AMENDED DEFINITION OF COMPUTER SYSTEM

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	Computer Systems Fraud Insuring Agreement, Section 2. Definitions, (B) Computer System, Item (4) is deleted in its entirety and replaced by the following:

(4)	related communication networks including but not limited to the Internet

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 22 (Ed. 01/18)	(Page 1 of 1)

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FI 73 28 (Ed. 08/15)

RIDER NO. 18

ERISA RIDER

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	The following Employee Welfare or Pension Benefit Plan(s) shall be included as Named Insured:

All Employee Benefit Plans sponsored by the Insured whether or not they are required to be bonded under the Employee Retirement Income Security Act of 1974 and the Pension Protection Act of 2006, as amended.

2.

Employee as used in the attached bond shall include any natural person who is a director, trustee or fiduciary of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

3.

If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such plans were bonded separately.

4.

In compliance with the foregoing, payment by the Underwriter in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has covered thereunder.

5.

If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with applicable provisions of said Regulations.

6.

The deductible amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

7.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

8.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 28 (Ed. 08/15)	(Page 1 of 1)

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FI 73 33 (Ed. 08/15)

RIDER NO. 19

REVISION TO TERMINATION OR CANCELATION - BY US

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	Conditions and Limitations, the section entitled “Termination or Cancelation”, paragraph (a) is deleted in its entirety and replaced by the following:

(a)	90 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 33 (Ed. 08/15)	(Page 1 of 1)

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FI 73 36 (Ed. 08/15)

RIDER NO. 20

REVISION TO SECTION 6. VALUATION, SECURITIES

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	Conditions and Limitations - Section 6. Valuation, the first paragraph is deleted in its entirety and replaced with the following:

Section 6.

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the last rate of exchange published in the Wall Street Journal the day prior to the discovery of such loss.

2.	Conditions and Limitations - Section 6. Valuation - Securities, the first sentence is deleted in its entirety and replaced with the following:

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof on the day preceding the discovery of such loss.

3.	Conditions and Limitations - Section 6. Valuation, is amended by adding the following Subsection:

Electronic Data Processing Media, Computer Programs and Electronic Data

In case of loss of, or damage to, any Electronic Data Processing Media used by the Insured in its business, the Underwriter shall be liable under this bond only if such Electronic Data Processing media is replaced and then for not more than the actual cost of replacing the damaged or destroyed media with blank media of a similar kind and quality.

In the case of loss of, or damage to, Computer Programs or Electronic Data, the Company shall be liable under this bond only if such Computer Programs or Electronic Data are actually reproduced from other Computer Programs or Electronic Data of the same kind and quality which shall have been furnished by the Insured and then for not more than the cost of labor and computer time for the actual electronic reproduction of such programs or data. The Underwriter shall be liable for expensed incurred by the Insured to reconstruct data from scratch in situations where the damaged or destroyed data cannot be duplicated from other Computer Programs.

However, if such Electronic Data cannot be reproduced and represents securities or financial instruments having a cash value, then such loss will be valued as indicated in the Securities subsection of this Section.

4.	Conditions and Limitations - Section 6. Valuation - Property Other Than Money, Securities or Records Subsection is deleted in its entirety and replaced with the following:

FI 73 36 (Ed. 08/15)	(Page 1 of 2)

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In case of loss of, or damage to, any Property other than Money, Securities, book of account or other records, precious, semi-precious, or base metals, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

5.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

6.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 36 (Ed. 08/15)	(Page 2 of 2)

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FI 73 43 (Ed. 08/15)

RIDER NO. 21

JOINT INSURED LIST

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

MSD Investment Corp

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 43 (Ed. 08/15)	(Page 1 of 1)

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FI 73 57 (Ed. 08/16)

RIDER NO. 22

COMPUTER HACKER RIDER

To be attached to and form part of FINANCIAL INSTITUTION BOND NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

Destruction Of Data Or Programs By Hacker

Loss resulting directly from the malicious destruction of, or damage to Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

2.	Definition:

(a)

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

4.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 57 (Ed. 08/16)	(Page 1 of 1)

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FI 73 58 (Ed. 08/16)

RIDER NO. 23

COMPUTER VIRUS RIDER

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

Destruction Of Data Or Programs By Virus

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The Liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

2.	Definition:

(a)

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

4.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 73 58 (Ed. 08/16)	(Page 1 of 1)

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FI 76 01 (Ed. 08/15)

RIDER NO. 24

AMENDED UNCERTIFICATED SECURITIES

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	Insuring Agreement (E) Securities, Item (1) is hereby amended to include the following:

Uncertificated Securities of any book entry facilities.

Conditions and Limitations - Section 1. Definitions, is amended by deleting the definition of Property in its entirety and replacing it with the following:

Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, securities agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records stored on any tangible media, gems, jewelry, precious metals in bars or ingots, (which are collectively the enumerated items of property), tangible items of personal property which are not hereinbefore enumerated, and Uncertificated Securities of any book entry facilities.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 76 01 (Ed. 08/15)	(Page 1 of 1)

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FI 76 04 (Ed. 08/15)

RIDER NO. 25

REVISION TO SECTION 2. EXCLUSION (j) RICO

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	Conditions and Limitations - Section 2. Exclusions, Exclusion (j) is deleted in its entirety and replaced with the following:

(j)

damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 76 04 (Ed. 08/15)	(Page 1 of 1)

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FI 76 05 (Ed. 08/15)

RIDER NO. 26

REVISION TO OTHER INSURANCE OR INDEMNITY - DEDUCTIBLE AMOUNT

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	Conditions and Limitations - the Section entitled Other Insurance or Indemnity is amended by adding the following paragraph:

It is further agreed that as excess insurance no deductible amount shall be applied to any loss recoverable hereunder, provided always that the amount due to the Insured for any loss under any other valid and collectible insurance or indemnity shall in the first instance have exceeded the applicable deductible amount herein. If the amount due to the Insured for any loss under any valid and collectible insurance or indemnity shall in the first instance be less than the applicable deductible amount herein, such deductible amount herein shall be reduced by the amount due to the Insured for any loss under any other valid and collectible insurance or indemnity.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 76 05 (Ed. 08/15)	(Page 1 of 1)

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FI 76 06 (Ed. 08/15)

RIDER NO. 27

AUDIT EXPENSE RIDER

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	Insuring Agreement (A) Fidelity is amended by adding an additional paragraph as follows:

Audit Expense Coverage $ 50,000. (for coverage to apply, an amount must be inserted)

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) Fidelity shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4. of the Declarations.

2.	Conditions and Limitations - Section 2. Exclusions, is amended as follows:

Exclusion (d) is deleted in its entirety and replaced with the following:

(d)

loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of any Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

Exclusion (u) is deleted in its entirety and replaced with the following:

(u)	all fees, costs and expenses incurred by the Insured:

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) Fidelity entitled Audit Expense, or
(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

3.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

4.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 76 06 (Ed. 08/15)	(Page 1 of 1)

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FI 76 07 (Ed. 08/15)

RIDER NO. 28

AUTOMATIC COVERAGE FOR CERTAIN ACQUISITIONS

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14,

Bond No.     FS 0629165 10 00

In favor of   MSD Partners, L.P.

It is agreed that:

1.	The General Agreement entitled “Additional Offices or Employees - Consolidation, Merger or Purchase of Assets - Notice” is hereby amended to include the following:

Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall automatically have such coverage as is afforded under this bond for loss without an additional premium charge for the remainder of the current Bond Period provided that:

(a)

the assets acquired as a result of such consolidation, merger, purchase or acquisition are less than 0 % of the assets of all Insureds, or $ 50,000,000 on the date of such consolidation, merger, purchase or acquisition, and

(b)	the consolidation, merger, purchase or acquisition was not through a regulatory-assisted transaction, and

(c)

the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, were not the subject of any regulatory agreement or stipulation prior to the effective date of the consolidation, merger, purchase or acquisition, and

(d)

the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, have not incurred or been the subject of a loss of the type payable under this bond in an amount exceeding the Single Loss Deductible Amount shown in Item 4. of the Declarations during the preceding three years, and

(e)	notice to the Underwriter is given within 90 days after the date of such consolidation, merger, purchase or acquisition.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/11/2022 standard time.

FI 76 07 (Ed. 08/15)	(Page 1 of 1)

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FI 73 40 (Ed. 08/15)

THIS RIDER CHANGES YOUR BOND. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CLAUSE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance.

FI 73 40 (Ed. 08/15)

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FI 73 41 (Ed. 04/17)

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT	SECRETARY

Copyright Great American Insurance Co., 2009

FI 73 41 (Ed. 04/17)

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IL 74 29 (Ed. 10/21)

THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY.

NEW YORK GLOBAL SANCTION ENDORSEMENT

Notwithstanding any other provision of this Policy, this insurance cannot provide coverage and the Insurer shall not be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such coverage or benefit, or the payment of such claim, would violate, conflict with, or expose the Insurer to any sanction, prohibition or restriction under United Nations resolutions or any applicable economic or financial sanctions law or regulations including, but not limited to, of the United States of America, European Union, United Kingdom, or Canada.

IL 74 29 (Ed. 10/21)

EXHIBIT B

MSD INVESTMENT CORP.

CERTIFICATE OF SECRETARY

The undersigned, Saritha Reddy, Secretary of MSD Investment Corp., a Maryland corporation (the “Company”), does hereby certify that:

1. This certificate is being delivered to the U.S. Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto is a copy of the resolutions approved by the board of directors of the Company, including a majority of the directors who are not “interested persons” of the Company (as defined under Section 2(a)(19) of the 1940 Act), approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period June 11, 2022 to June 11, 2023.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 25th day of August, 2022.

/s/ Saritha Reddy
Saritha Reddy Chief Compliance Officer and Secretary

Approval of Joint Fidelity Bond Adopted by a Unanimous Written Consent of the Board Dated August 25, 2022

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder require a BDC, such as the Company, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”);

WHEREAS, Rule 17g-1 under the 1940 Act (“Rule 17g-1”) specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1 under the 1940 Act;

WHEREAS, the Company intends to satisfy the requirements under Rule 17g-1 by entering into a joint insured bond with other parties as allowed under Rule 17g-1(b);

WHEREAS, Rule 17g-1 requires that a majority of the Independent Directors approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices.

NOW, THEREFORE, BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Independent Directors, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the “Fidelity Bond”), covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Great American Insurance Group, having an aggregate coverage of $20 million, are fair and reasonable, and the Fidelity Bond be, and hereby is, approved by the Board;

FURTHER RESOLVED, that the Board, including all of the Independent Directors, have determined the portion of the premium to be paid by the Company be, and it hereby is, approved, taking all relevant factors into consideration including, but not limited to, the number of the other insured parties named as insureds, the nature of business activities of the other insured parties, the amount of the Fidelity Bond and the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among the insureds, and the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay had such joint insured bond not been obtained;

FURTHER RESOLVED, that the Authorized Officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company;

FURTHER RESOLVED, that the Chief Compliance Officer of the Company be and hereby is, designated as the party responsible for making, or directing legal counsel to make the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such Authorized Officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its Directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

EXHIBIT C

AGREEMENT REGARDING THE ALLOCATION OF

FIDELITY BOND RECOVERIES

THIS AGREEMENT is made as of August 25, 2022, by and among MSD Investment Corp. and MSD Partners, L.P. on behalf of the named insureds (each, an “Insured,” and, together, the “Insureds”).

WHEREAS, MSD Investment Corp. is a closed-end management investment company which has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, each of the Insureds is named as an insured party under a joint fidelity bond (the “Bond”); and

WHEREAS, MSD Partners, L.P. on behalf of the named insureds, desires to confirm the criteria by which recoveries under the Bond shall be allocated between the Insureds.

NOW, THEREFORE, it is agreed as follows:

1.

In the event that recovery is received under the Bond as a result of a loss sustained by more than one Insured, the following rules shall apply for determining the priorities for satisfaction of such claims under the Bond:

a.

First, each Insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act; and

b.

Second, the remaining amount of recovery, if any, shall then be applied to each claim of each Insured in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Insured.

2.

The obligations of an Insured under this Agreement are not binding upon any of the board members of an Insured or Insured shareholders individually, but are binding only with respect to the assets of that Insured.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their respective officers thereunto duly authorized.

MSD INVESTMENT CORP.

By:	/s/ Saritha Reddy
Name:	Saritha Reddy
Title:	Chief Compliance Officer and Secretary

MSD PARTNERS, L.P.

By:	/s/ Robert Simonds
Name:	Robert Simonds
Title:	General Counsel